
CRONOS


04028079

IEA Income Fund XII, L.P.

2003 Annual Report

April 30, 2004

To The Limited Partners in IEA Income Fund XII, L.P.:

The recovery of the world economy, which became increasing apparent from mid-year, combined with an estimated 8% growth in global container trade, resulted in strong container leasing market conditions during 2003.

As a result of greater freight volumes, the demand for cargo containers, particularly in the trans-Pacific and intra-Asian trade routes, frequently outpaced supply. Our customers, the shipping lines, were faced with rising equipment imbalances during the year and, consequently, leased greater numbers of containers to supplement their owned equipment fleets. Demand for containers following the end of the recent lunar New Year has been stronger than in prior years, and carriers are reporting, for the first time in years, that cargo is being left on piers due to a shortage of available ship capacity. We anticipate that the shipping lines will, for the foreseeable future, continue to lease a large portion of their equipment requirements in order to supplement their owned fleet of containers.

As a result of the strong demand for the Partnership's containers, utilization of the Partnership's dry cargo container fleet increased from 78.9% at the beginning of the year to 84.4% at December 31, 2003. This positive momentum has extended into 2004 due to continued expansion of global container trade. The favorable leasing market environment and the implementation of several marketing initiatives also brought about a significant reduction to the Partnership's off-hire dry cargo container inventories, contributing to increased utilization. The improved utilization levels had a favorable affect on direct operating expenses due to reductions in storage and other inventory-related costs. Direct operating costs for 2003 declined by 9.6% when compared to 2002.

The Company also continued its aggressive repositioning efforts throughout the year by moving equipment from low-demand areas back to Asia where the strength of the market allowed us to lease out much of this equipment before it arrived in the Far East. We plan to continue our repositioning program with the goal of ultimately reducing inventories in low-demand locations.

Per diem rental rates, which are influenced by new container prices, have been depressed for the last several years. Any recovery in per diem rental rates depends, in large part, on increases in new container prices. Over the past few years, China has dominated in the production of new container equipment, therefore holding down prices. However, since the beginning of 2004, the cost of new containers has risen due to increases in the cost of steel, as well as other raw materials used in the manufacture of containers. Higher prices for new containers means that higher lease rates must be obtained to recover the cost of the containers. Consequently, lease rates, particularly with respect to long-term leases, have risen in recent months in relation to the increase in new container prices. We are beginning to see slight increases in master lease rental rates as well. With continued strong demand for containers and higher prices for new equipment, we believe that per diem lease rates will continue to trend upwards in the near term.

The outlook for world economic growth is encouraging, and we are hopeful that this positive trend will produce more leasing opportunities for the Partnership's equipment. Our focus is fully directed towards enhancing the operating performance of the Partnership's container fleet and improving profit margins. I would like to thank the limited partners for their continued support of management's efforts in furthering the Partnership's objectives.

Sincerely,



Dennis J. Tietz
President
Cronos Capital Corp.
The General Partner

Selected Financial Data

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Net lease revenue	$ 1,967,600	$ 2,290,732	$ 2,889,321	$ 4,385,405	$ 3,777,357
Net (loss) income	$ (1,393,041)	$ (2,871,861)	$ (2,774,091)	$ 477,029	$ 27,190
Net (loss) income per unit of limited partnership interest	$ (0.39)	$ (0.81)	$ (0.82)	$ 0.09	$ (0.05)
Cash distributions per unit of limited partnership interest	$ 0.94	$ 1.10	$ 0.83	$ 1.18	$ 1.40
At year-end:					
Total assets	$15,030,589	$19,828,105	$26,678,831	$ 33,264,138	$ 37,361,840
Partners' capital	$15,030,589	$19,828,105	$26,678,831	$ 33,264,138	$ 37,107,340

Independent Auditors' Report

The Partners
IEA Income Fund XII, L.P.

We have audited the accompanying balance sheets of IEA Income Fund XII, L.P. (the "Partnership") as of December 31, 2003 and 2002, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
February 13, 2004

Balance Sheets
As of December 31,

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents, includes $1,276,827 in 2003 and $1,567,623 in 2002 in interest-bearing accounts (note 3)	$ 1,476,987	$ 1,843,633
Net lease receivables due from Leasing Company (notes 1 and 4)	264,402	176,676
Total current assets	1,741,389	2,020,309
Container rental equipment, at cost	39,287,266	45,121,392
Less accumulated depreciation	(25,998,066)	(27,313,596)
Net container rental equipment (note 1)	13,289,200	17,807,796
Total assets	$ 15,030,589	$ 19,828,105
Partners' Capital		
Partners' capital (deficit):		
General partner	$ (502,160)	$ (377,749)
Limited partners (note 9)	15,532,749	20,205,854
Total partners' capital	$ 15,030,589	$ 19,828,105

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Years Ended December 31,

	2003	2002	2001
Net lease revenue (notes 1 and 7)	$ 1,967,600	$ 2,290,732	$ 2,889,321
Other operating expenses:			
Depreciation (note 1)	2,551,413	2,987,498	3,447,161
Other general and administrative expenses	123,743	126,436	178,722
Net loss on disposal of equipment	693,649	2,068,346	468,865
Impairment losses	-	-	1,617,363
	3,368,805	5,182,280	5,712,111
Loss from operations	(1,401,205)	(2,891,548)	(2,822,790)
Other income:			
Interest income	8,164	19,687	48,699
Net loss	$ (1,393,041)	$ (2,871,861)	$ (2,774,091)
Allocation of net (loss) income:			
General partner	$ (13,930)	$ (28,719)	$ 91,228
Limited partners	(1,379,111)	(2,843,142)	(2,865,319)
	$ (1,393,041)	$ (2,871,861)	$ (2,774,091)
Limited partners' per unit share of net loss	$ (0.39)	$ (0.81)	$ (0.82)

The accompanying notes are an integral part of these financial statements.

Statements of Partners' Capital
For the Years Ended December 31, 2003, 2002 and 2001

	Limited Partners	General Partner	Total
Balances at January 1, 2001	$33,418,763	$ (154,625)	$33,264,138
Net (loss) income	(2,865,319)	91,228	(2,774,091)
Cash distributions	(3,654,134)	(157,082)	(3,811,216)
Balances at December 31, 2001	26,899,310	(220,479)	26,678,831
Net loss	(2,843,142)	(28,719)	(2,871,861)
Cash distributions	(3,850,314)	(128,551)	(3,978,865)
Balances at December 31, 2002	20,205,854	(377,749)	19,828,105
Net loss	(1,379,111)	(13,930)	(1,393,041)
Cash distributions	(3,293,994)	(110,481)	(3,404,475)
Balances at December 31, 2003	$ 15,532,749	$ (502,160)	$ 15,030,589

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
For the Years Ended December 31,

	2003	2002	2001
Cash flows from operating activities:			
Net loss	$ (1,393,041)	$ (2,871,861)	$ (2,774,091)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation	2,551,413	2,987,498	3,447,161
Net loss on disposal of equipment	693,649	2,068,346	468,865
Loss on impairment	-	-	1,617,363
Decrease (increase) in net lease receivables due from Leasing Company	(92,707)	58,518	256,265
Total adjustments	3,152,355	5,114,362	5,789,654
Net cash provided by operating activities	1,759,314	2,242,501	3,015,563
Cash flows from investing activities:			
Proceeds from sale of container rental equipment	1,278,515	2,128,080	847,850
Purchases of container rental equipment	-	-	(112,792)
Net cash provided by investing activities	1,278,515	2,128,080	735,058
Cash flows from financing activities			
Distributions to partners	(3,404,475)	(3,978,865)	(3,811,216)
Net (decrease) increase in cash and cash equivalents	(366,646)	391,716	(60,595)
Cash and cash equivalents at beginning of year	1,843,633	1,451,917	1,512,512
Cash and cash equivalents at end of year	$ 1,476,987	$ 1,843,633	$ 1,451,917

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

IEA Income Fund XII, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of California on August 28, 1991 for the purpose of owning and leasing marine cargo containers worldwide to ocean carriers. To this extent, the Partnership's operations are subject to the fluctuations of world economic and political conditions. Such factors may affect the pattern and levels of world trade. The Partnership believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those of leases to domestic customers. The Partnership's leases generally require all payments to be made in United States currency.

Cronos Capital Corp. ("CCC") is the general partner and, with its affiliate Cronos Containers Limited (the "Leasing Company"), manages the business of the partnership. CCC and the Leasing Company also manage the container leasing business for other partnerships affiliated with CCC. The Partnership shall continue until December 31, 2011, unless terminated sooner upon the occurrence of certain events.

The Partnership commenced operations on January 31, 1992, when the minimum subscription proceeds of $2,000,000 were obtained. The Partnership offered 3,750,000 units of limited partnership interest at $20 per unit, or $75,000,000. The offering terminated on November 30, 1992, at which time 3,513,594 limited partnership units had been sold.

(b) Leasing Company and Leasing Agent Agreement

A Leasing Agent Agreement exist between the Partnership and the leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. Since the Leasing Agent Agreement meets the definition of an operating lease in Statement of Financial Accounting Standards (SFAS) No. 13, it is accounted for as a lease under which the Partnership is lessor and the Leasing Company is lessee.

The Leasing Agent Agreement generally provides that the Leasing Company will make payments to the Partnership based upon rentals collected from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company. The Leasing Company leases containers to ocean carriers, generally under operating leases which are either master leases or term leases (mostly one to five years). Master leases do not specify the exact number of containers to be leased or the term that each container will remain on hire but allow the ocean carrier to pick up and drop off containers at various locations, and rentals are based upon the number of containers used and the applicable per-diem rate. Accordingly, rentals under master leases are all variable and contingent upon the number of containers used. Most containers are leased to ocean carriers under master leases; leasing agreements with fixed payment terms are not material to the financial statements. Since there are no material minimum lease rentals, no disclosure of minimum lease rentals is provided in these financial statements.

(c) Concentrations of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and net lease receivables due from the Leasing Company. See note 3 for further discussion regarding the credit risk associated with cash and cash equivalents.

Net lease receivables due from the Leasing Company (see notes 1(b) and 4 for discussion regarding net lease receivables) subject the Partnership to a significant concentration of credit risk. These net lease receivables, representing rentals earned by the Leasing Company, on behalf of the Partnership, from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company, are remitted by the Leasing Company to the Partnership three to four times per month. The Partnership has historically never incurred a loss associated with the collectibility of unremitted net lease receivables due from the Leasing Company.

(d) Basis of Accounting

The Partnership utilizes the accrual method of accounting. Net lease revenue is recorded by the Partnership in each period based upon its leasing agent agreement with the Leasing Company. Net lease revenue is generally dependent upon operating lease rentals from operating lease agreements between the Leasing Company and its various lessees, less direct operating expenses and management fees due in respect of the containers specified in each operating lease agreement.

(e) Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The most significant estimates included within the financial statements are the container rental equipment estimated useful lives and residual values, and the estimate of future cash flows from container rental equipment operations, used to determine the adequacy of the carrying value of container rental equipment in accordance with SFAS No. 144. Considerable judgment is required in estimating future cash flows from container rental equipment operations. Accordingly, the estimates may not be indicative of the amounts that may be realized in future periods. As additional information becomes available in subsequent periods, reserves for the impairment of the container rental equipment carrying values may be necessary based upon changes in market and economic conditions.

(f) Allocation of Net Income or Loss and Partnership Distributions

Net income or loss has been allocated between the general and limited partners in accordance with the Partnership Agreement.

(f) Allocation of Net Income or Loss and Partnership Distributions (continued)

Actual cash distributions differ from the allocations of net income or loss between the general and limited partners as presented in these financial statements. Partnership distributions are paid to its partners (general and limited) from distributable cash from operations, allocated 95% to the limited partners and 5% to the general partner. Distributions of sales proceeds are allocated 99% to the limited partners and 1% to the general partner. The allocations remain in effect until such time as the limited partners have received from the Partnership aggregate distributions in an amount equal to their capital contributions plus a 10% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions will be allocated 85% to the limited partners and 15% to the general partner. Cash distributions from operations to the general partner in excess of 5% of distributable cash will be considered an incentive fee and will be recorded as compensation to the general partner, with the remaining distributions from operations charged to partners' capital.

(g) Acquisition Fees

Pursuant to the Partnership Agreement, acquisition fees paid to CCC are based on 5% of the equipment purchase price. These fees are capitalized and included in the cost of the rental equipment.

(h) Container Rental Equipment

Container rental equipment is depreciated using the straight-line method. Depreciation policies are also evaluated to determine whether subsequent events and circumstances warrant revised estimates of useful lives. Effective June 1, 2001, the estimated depreciable life was changed from a twelve-year life to a fifteen-year life and the estimated salvage value was changed from 30% to 10% of the original equipment cost. The effect of these changes was an increase to depreciation expense of approximately $43,500 and $82,200 for 2002 and 2001, respectively.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was adopted by the Partnership effective January 1, 2002, without a significant impact on its financial statements. In accordance with SFAS No. 144, container rental equipment is considered to be impaired if the carrying value of the asset exceeds the expected future cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets are written down to fair value. An analysis is prepared each quarter projecting future cash flows from container rental equipment operations. Current and projected utilization rates, per-diem rental rates, direct operating expenses, fleet size and container disposals are the primary variables utilized by the analysis. Additionally, the Partnership evaluates future cash flows and potential impairment by container type rather than for each individual container, and as a result, future losses could result for individual container dispositions due to various factors, including age, condition, suitability for continued leasing, as well as the geographical location of containers when disposed.

In June 2001, the Partnership recorded impairment charges relating to refrigerated container equipment which reduced results of operations by $1,617,363 or $0.46 per limited partnership unit. The impairment charges were a result of CCC's and the Leasing Company's review of the Partnership's refrigerated container equipment. The purpose of the review was to consider recent changes in the marketplace and economic environment and to identify the consequences, if any, from an accounting perspective. The Leasing Company identified a number of issues that have had an impact on the carrying value of certain equipment at June 30, 2001.

(h) Container Rental Equipment (continued)

i. In 1992, the Montreal Protocol outlawed the production of the R12 refrigerant gas by developed countries. Since that date, shipping lines and leasing companies have operated fleets including refrigerated container equipment with the R12 refrigerant gas (the "R12 Containers"). However, the environmental impact of refrigerant gases has become increasingly prominent. On January 1, 2001, it became illegal for R12 to be handled, other than for disposal, in most member countries of the European Union.

ii. Several of the major shipping lines that lease from the Leasing Company, as well as other leasing companies, have committed to eliminating R12 Containers from their fleets in 2001. Inventories consisting of R12 Containers will continue to increase as shipping lines redeliver the containers from existing leases.

iii. During 2000, the Leasing Company completed a number of term leases for R12 Containers. However, over the course of 2001, the factors outlined above, together with the deteriorating economic environment, have resulted in a very slow leasing market for R12 Containers. In addition, it is probable that residual prices for R12 Containers will decrease as R12 Containers are redelivered from existing leases.

The Leasing Company considered the impact of these factors in June 2001 and decided to change the current marketing strategy for R12 Containers. The Leasing Company concluded that, effective July 1, 2001, inventories of R12 Containers would be targeted for immediate sale. The Leasing Company also conducted a review of R12 Containers that were on lease at June 30, 2001.

Assets to be disposed of: In June 2001, the Leasing Company committed to a plan to dispose of 60 R12 Containers with a carrying value of $633,513. It was concluded that the carrying value of these R12 containers exceeded fair value and accordingly, an impairment charge of $472,513 was recorded to operations under impairment losses. At December 31, 2002, 30 of the original 60 R12 refrigerated containers have been disposed. Although the remaining 30 R12 refrigerated containers were originally classified as held for sale after their impairment in June 2001, the Registrant has reclassified these containers as held and used as of December 31, 2002. Of these 30 containers, 18 R12 refrigerated containers were on-hire under term leases, eight R12 refrigerated containers were off-hire and available for lease and four R12 refrigerated containers were off-hire and available for disposal. Included in the net loss on the disposal of equipment for the years 2002 and 2001 are gains of $18,102 and $8,606 on the sale of 25 and five refrigerated containers, respectively, that were targeted for sale as of June 30, 2001.

Assets to be held and used: The Leasing Company conducted a review of 186 R12 Containers with a carrying value of $2,010,716 that were on lease at June 30, 2001. It was concluded that the carrying value of these R12 Containers exceeded the future cash flows expected to result from the use of these containers and their eventual disposition, and therefore was not recoverable. Accordingly, a charge of $1,144,850 was recorded to operations under impairment losses. Fair value was determined by discounting future expected cash flows.

There were no impairment charges to the carrying value of container rental equipment during 2003 and 2002.

(i) Income Taxes

The Partnership is not subject to income taxes, consequently no provision for income taxes has been made. The Partnership files federal and state annual information tax returns, prepared on the accrual basis of accounting. Taxable income or loss is reportable by the partners individually.

(j) Financial Statement Presentation

The Partnership has determined that, for accounting purposes, the Leasing Agent Agreement is a lease, and the receivables, payables, gross revenues and operating expenses attributable to the containers managed by the Leasing Company are, for accounting purposes, those of the Leasing Company and not of the Partnership. Consequently, the Partnership's balance sheets and statements of operations display the payments to be received by the Partnership from the Leasing Company as the Partnership's receivables and revenues.

(k) New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about its obligations under certain guarantees it has issued. The adoption of FIN 45 did have a material impact on the Partnership's results of operations and financial condition.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." In December 2003, the Financial Accounting Standards Board issued an Interpretation that clarified and modified FIN 46 ("Revised Interpretations"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain variable interest entities ("VIEs") in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Partnership has not entered into any material arrangements with VIEs and does not expect FIN 46 to have a material impact on its results of operations and financial condition.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on its financial statements.

(2) Operating Segment

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. Management operates the Partnership's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

(2) Operating Segment (continued)

The Partnership derives revenues from dry cargo containers and refrigerated containers used by its customers in global trade routes. As of December 31, 2003, the Partnership owned 5,666 twenty-foot, 3,506 forty-foot and 148 forty-foot high-cube marine dry cargo containers, as well as 209 twenty-foot and 159 forty-foot marine refrigerated cargo containers. A summary of gross lease revenue earned by the Leasing Company, on behalf of the Partnership, by product, for the years ended December 31, 2003, 2002 and 2001 follows:

	2003	2002	2001
Dry cargo containers	$ 2,776,305	$ 3,212,733	$ 4,246,582
Refrigerated containers	764,541	886,877	1,057,202
Total	$ 3,540,846	$ 4,099,610	$ 5,303,784

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade. The Partnership believes that it does not possess discernible reporting segments as defined in SFAS No 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information."

The Partnership is not dependent upon any particular customer or group of customers of the Leasing Company. Only one sub-lessee of the Leasing Company accounted for more than 10% of the Partnership's revenue. This customer, Mediterranean Shipping Company S.A. ("MSC"), generated approximately 16% or $575,788 of the Leasing Company's rental revenue earned on behalf of the Partnership during 2003. MSC is a private company located in Switzerland and is ranked as the second largest container liner operator in the world. One sub-lessee of the Leasing Company, MSC, generated approximately 10% or $624,363, and 11% or $649,961 of the Leasing Company's rental revenue earned on behalf of the Partnership during 2002 and 2001, respectively.

(3) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly-liquid first-tier securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest are backed by the U.S. Government. Cash equivalents are carried at cost which approximates fair value, and at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(4) Net Lease Receivables Due from Leasing Company

Net lease receivables due from the Leasing Company are determined by deducting direct operating payables and accrued expenses, base management fees payable, and reimbursed administrative expenses payable to CCC and its affiliates from the rental billings earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership as well as proceeds earned from container disposals. Net lease receivables at December 31, 2003 and 2002 were as follows:

	December 31, 2003	December 31, 2002
Gross lease receivables	$ 800,917	$ 959,271
Less:		
Direct operating payables and accrued expenses	318,474	405,443
Damage protection reserve (note 5)	60,333	47,726
Base management fees payable	25,800	189,911
Reimbursed administrative expenses	18,176	20,691
Allowance for doubtful accounts	113,732	118,824
Net lease receivables	$ 264,402	$ 176,676

(5) Damage Protection Plan

The Leasing Company offers a repair service to several lessees of the Partnership's containers, whereby the lessee pays an additional rental fee for the convenience of having the Partnership incur the repair expense for containers damaged while on lease. This fee is recorded as revenue when earned according to the terms of the rental contract. An accrual has been recorded to provide for the estimated costs incurred by this service. This accrual is a component of net lease receivables due from the Leasing Company (see note 4). The Partnership is not responsible in the event repair costs exceed predetermined limits, or for repairs that are required for damages not defined by the damage protection plan agreement.

(6) Net Lease Revenue

Net lease revenue is determined by deducting direct operating expenses, base management fees and reimbursed administrative expenses to CCC and its affiliates from the rental revenue earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership. Net lease revenue for the years ended December 31, 2003, 2002 and 2001, was as follows:

	2003	2002	2001
Rental revenue	$ 3,540,846	$ 4,099,610	$ 5,303,784
Less:			
Rental equipment operating expenses	1,147,610	1,269,926	1,751,336
Base management fees (note 8)	200,171	279,181	365,928
Reimbursed administrative expenses (note 8):			
Salaries	158,490	182,088	200,052
Other payroll related expenses	17,032	20,103	20,274
General and administrative expenses	49,943	57,580	76,873
Net lease revenue	$ 1,967,600	$ 2,290,732	$ 2,889,321

(7) Compensation to General Partner and its Affiliates

Base management fees are equal to 7% of gross lease revenues attributable to operating leases pursuant to the Partnership Agreement. Reimbursed administrative expenses are equal to the costs expended by CCC and its affiliates for services necessary for the prudent operation of the Partnership pursuant to the Partnership Agreement. The following compensation was paid or will be paid by the Partnership to CCC or its affiliates:

	2003	2002	2001
Base management fees	$ 200,171	$ 279,181	$ 365,928
Reimbursed administrative expenses	225,465	259,771	297,199
	$ 425,636	$ 538,952	$ 663,127

(8) Limited Partners' Capital

Cash distributions made to the limited partners during 2003, 2002 and 2001 included distributions of proceeds from equipment sales in the amount of $1,478,638, $1,742,158 and $828,624, respectively. These distributions, as well as cash distributed from operations, are used in determining "Adjusted Capital Contributions" as defined by the Partnership Agreement.

The limited partners' per unit share of capital at December 31, 2003, 2002 and 2001 was $4, $6 and $8, respectively. This is calculated by dividing the limited partners' capital at the end of each year by 3,513,594, the total number of limited partnership units.

Liquidity and Capital Resources

During the Registrant's first 10 years of operations, the Registrant's primary objective was to generate cash flow from operations for distribution to its limited partners. Aside from the initial working capital reserve retained from the gross subscription proceeds (equal to approximately 1% of such proceeds), the Registrant relied primarily on container rental receipts to meet this objective as well as to finance current operating needs. No credit lines are maintained to finance working capital. Commencing in 2000, the Registrant's 11th year of operations, the Registrant began focusing its attention on the disposition of its fleet in accordance with another of its original investment objectives, realizing the residual value of its containers after the expiration of their economic useful lives, estimated to be between 12 to 15 years after placement in leased service. During 2003, the Registrant will continue actively disposing of its fleet, while cash proceeds from equipment disposals, in addition to cash from operations, will provide the cash flow for distributions to the limited partners. The decision to dispose of containers is influenced by various factors including age, condition, suitability for continued leasing as well as the geographical location when disposed. At December 31, 2003, the Registrant's fleet size measured approximately 61% of its original fleet size.

Cash distributions from operations are allocated 5% to the general partner and 95% to the limited partners. Distributions of sales proceeds are allocated 1% to the general partner and 99% to the limited partners. This sharing arrangement will remain in place until the limited partners have received aggregate distributions in an amount equal to their capital contributions, plus a 10% cumulative, compounded (daily) annual return on their adjusted capital contributions. Thereafter, all distributions will be allocated 15% to the general partner and 85% to the limited partners, pursuant to Section 6.1(b) of the Registrant's Partnership Agreement.

From inception through February 29, 2004, the Registrant has distributed, on a cash basis, $55,363,791 in cash from operations and $5,454,860 in cash from container sales proceeds to its limited partners. This represents total cash basis distributions of $60,818,651 or approximately 87% of the limited partners' original invested capital. Distributions are paid monthly, based primarily on each quarter's cash flow from operations. Distributions are also affected by periodic increases or decreases to working capital reserves, as deemed appropriate by the general partner. The Registrant's disposal activity should produce lower operating results and, consequently, lower distributions from operations to its partners in subsequent periods. Sales proceeds distributed to its partners may fluctuate in subsequent periods, reflecting the level of container disposals.

At December 31, 2003, the Registrant had $1,476,987 in cash and cash equivalents, a decrease of $366,646 and an increase of $25,070 from the cash balances at December 31, 2002 and 2001, respectively. The Registrant invests its working capital, as well as cash flows from operations and the sale of containers that have not yet been distributed to CCC or its limited partners in money market funds.

Cash from Operating Activities: Net cash provided by operating activities, primarily generated from the billing and collection of net lease revenue, was $1,759,314 during 2003 compared to $2,242,501 during 2002, respectively.

Cash from Investing Activities: Net cash provided by investing activities was $1,278,515 and $2,128,080 in 2003 and 2002, respectively. Cash provided by investing activities during 2003 and 2002 represent sale proceeds generated from the sale of rental equipment.

Cash from Financing Activities: Net cash used in financing activities was $3,404,475 during 2003 compared to $3,978,865 during 2002. These amounts represent distributions to the Registrant's general and limited partners. The Registrant's continuing container disposals, as well as current market conditions, may produce lower operating results and, consequently, lower distributions to its partners in subsequent periods.

Off-Balance Sheet Arrangements

As part of the Registrant's ongoing business, the Registrant does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2003, the Registrant was not involved in any material unconsolidated SPE transactions.

Contractual Obligations

As of December 31, 2003, the Registrant did not have any contractual obligations or commercial commitments.

Results of Operations

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Pursuant to the Limited Partnership Agreement of the Registrant, all authority to administer the business of the Registrant is vested in CCC. A Leasing Agent Agreement ("Agreement") exists between the Registrant and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Registrant. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Registrant's containers to ocean carriers, and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Registrant, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership.

The primary component of the Registrant's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management fees and reimbursed administrative expenses, from gross lease revenues billed by the Leasing Company from the leasing of the Registrant's containers. Net lease revenue is directly related to the size, utilization and per-diem rental rates of the Registrant's fleet. Direct operating expenses are direct costs associated with the Registrant's containers. Direct operating expenses may be categorized as follows:

- Activity-related expenses include agents costs and depot costs such as repairs, maintenance and handling.
- Inventory-related expenses relate to off-hire containers and comprise storage and repositioning costs. These costs are sensitive to the quantity of off-hire containers as well as the frequency at which containers are re-delivered.
- Legal and other expenses include legal costs, insurance and provisions for doubtful accounts.

At December 31, 2003, approximately 61% of the original equipment remained in the Registrant's fleet, as compared to approximately 70% at December 31, 2002. The following chart summarizes the composition of the Registrant's fleet (based on container type) at December 31, 2003.

	Dry Cargo Containers			Refrigerated Containers	
	20-Foot	40-Foot	40-Foot High-Cube	20-Foot	40-Foot
Containers on lease:					
Master lease	3,417	2,098	102	103	8
Term lease (1-5 years)	1,649	689	28	60	101
Subtotal	5,066	2,787	130	163	109
Containers off lease	600	719	18	46	50
Total container fleet	5,666	3,506	148	209	159

	Dry Cargo Containers						Refrigerated Containers			
	20-Foot		40-Foot		40-Foot High-Cube		20-Foot		40-Foot	
	Units	%	Units	%	Units	%	Units	%	Units	%
Total purchases	9,743	100%	5,426	100%	213	100%	248	100%	309	100%
Less disposals	4,077	42%	1,920	35%	65	31%	39	16%	150	49%
Remaining fleet at December 31, 2003	5,666	58%	3,506	65%	148	69%	209	84%	159	51%

Industry observers report global container trade grew by an estimated 8% during 2003, contributing to favorable container leasing market conditions, including high levels of demand for existing containers and a decline in off-hire container inventories. As a result, the Registrant maintained a high level of utilization for its dry cargo containers, with an average of 81% during 2003 as compared to 73% and 66% in 2002 and 2001, respectively. The current leasing market contrasts sharply with container leasing market conditions experienced during 2001, when the demand for dry cargo containers was adversely affected by a slowdown in the global economy, contributing to lower utilization rates and higher container inventories throughout the world.

The demand for leased containers by the global container shipping industry has contributed to reducing off-hire inventories primarily in Asia, and to a lesser extent in Europe and North America. In many parts of Asia and particularly in the southeastern ports, the demand for cargo containers continued to exceed available supplies. . The preference by shipping lines to employ leased containers to meet their container requirements also contributed to the strong demand for leased containers during 2003. However, in response to a favorable shipping market, there are indications of an increased willingness by the shipping lines to purchase and finance the acquisition of new containers at higher levels in the near future, which may impact the demand for leased containers.

Favorable shipping market conditions, combined with lower equipment costs and short term leases for older containers, have also resulted in the shipping lines' diminishing discrimination against leasing older containers, a condition that typically exists during periods of surplus container supply. The favorable 2003 shipping market, combined with the current shortfall of containers, has resulted in an increase in the production of new containers during 2003 to a level that is expected to surpass record levels of previous years. The level of new container investment in 2004 is forecasted to equal or exceed the record levels of 2003. The ultimate impact of the increase in new container production on the Registrant's operations is not immediately known, however, an increase in new container availability may reduce the demand for the Registrant's older containers.

Despite the benefits derived from favorable market conditions generated by the growth in world trade and strong growth in trade volumes to and from China, the uncertainty over the financial strength of the shipping industry remains a concern. Shipping lines are faced with rising container imbalances in most major trade routes and rising operating costs associated with repositioning empty containers into high demand locations. In addition, freight rates, despite recent increases, remaining at levels lower than those achieved during previous years. The Registrant, CCC and the Leasing Company believe these conditions favor the larger more established shipping lines, which have witnessed strong recoveries in their performance over the last few years. The Registrant, CCC and the Leasing Company continue to remain cautious, as some shipping lines reported operating losses during 2002, while others became insolvent during 2003. The financial impact of such losses for these shipping lines may eventually influence the demand for leased containers as some shipping lines may experience additional financial difficulties, consolidate or become insolvent. Although the ultimate outcome, as well as its impact on the container leasing industry and the Registrant's results of operations, is unknown, CCC, on behalf of the Registrant, will work closely with the Leasing Company to monitor outstanding receivables, collections, and credit exposure to various existing and new customers.

Lastly, wide-ranging concerns remain regarding recovery of the world's major economies, performance of global stock markets, geopolitical concerns arising from uncertainties within the Middle East and Asia, as well as the recent increase in new container production, all of which may temper the current demand for leased containers.

The Registrant's average fleet size and utilization rates for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Fleet size (measured in twenty-foot equivalent units (TEU))			
Dry cargo containers	13,922	16,524	18,927
Refrigerated containers	616	716	758
Average utilization rates			
Dry cargo containers	81%	73%	66%
Refrigerated containers	70%	72%	74%

Since December 2001, the combined per-diem rental rate for the Registrant's fleet of dry cargo containers declined by approximately 17% while the combined per-diem rental rate for the Registrant's fleet of refrigerated containers declined by 24%. This decline is attributable to four main factors:

- Per-diem rental rates decreased in correlation with the reduction in new container prices;
- The Leasing Company converted lease agreements with several shipping lines from master to long-term leases, providing greater revenue stability but at lower lease rates than those earned under master leases;
- The Leasing Company initiated new term leases for older equipment resulting in lower per-diem rates, while significantly reducing off-hire container inventory levels; and,
- Interest rates, which influence per-diem rental rates, declined throughout the world's economies.

The decline in the aforementioned per-diem rental rates contributed to a decline in gross lease revenue. However, higher utilization levels during the year contributed significantly to lower direct operating expenses due to the reduction in storage and other inventory related expenses.

Although per-diem rental rates have declined during the aforementioned period, an increase in new container prices, as well as an increase in demand for leased containers have resulted in the stabilization of per-diem rental rates during 2003. A significant improvement in lease per-diem rates is not expected until new container prices increase to levels much higher than those experienced during 2003.

Net lease revenue was $1,967,600 for the year ended December 31, 2003 compared to $2,290,732 for the prior year. The decrease was due to a $558,764 decline in gross rental revenue partially offset a $122,316 decrease in rental equipment operating expenses from the year ended December 31, 2002. Gross rental revenue was impacted by the Registrant's smaller fleet size. The decrease in direct operating expense was attributable to the Registrant's higher combined utilization rate in 2003, and its impact on activity based expenses such as storage, handling, and repair and maintenance expenses, partially offset by an increase in repositioning expenses and the provision for doubtful accounts. Other components of net lease revenue, including management fees, and reimbursed administrative expenses, were lower by a combined $113,316 when compared to 2002, and partially offset the decline in gross lease revenue.

During 2003, the Leasing Company employed a leasing strategy that included a repositioning program, whereby the Registrant's off-hire containers in low demand locations, primarily the U.S. East Coast and certain European locations, were repositioned to high demand locations within Asia and other Far East locations. The leasing Company and CCC believes that the cost of repositioning containers is more than offset from the savings in storage and inventory related expenses, combined with future lease revenues derived from the containers. The Leasing Company, on behalf of the Registrant, has modified many of its lease agreements with the shipping lines to safeguard against the future build-up of container inventories in low demand locations.

Depreciation expense of $2,551,413 in 2003 declined by $436,085 when compared to 2002 a direct result of the Registrant's aging and declining fleet size.

Other general and administrative expenses amounted to $123,744 in 2003, consistent with 2002.

Net loss on disposal of equipment was a result of the Registrant's disposal of 1,389 containers in 2003, as compared to 2,800 containers during 2002 These disposals resulted in a net loss of $693,649 during 2003, compared to a net loss of $2,068,346 during 2002. Fewer containers were disposed during 2003 compared to 2002 due to the high demand for leased containers which reduced the number of containers available for disposal. The Registrant believes that the net loss on container disposals in 2003 was a result of various factors, including the age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed. These factors will continue to influence the decision to repair or dispose of a container when it is returned by a lessee, as well as the amount of sales proceeds received and the related gain or loss on container disposals. The level of the Registrant's container disposals in subsequent periods will also contribute to fluctuations in the net gain or loss on disposals.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Net lease revenue was $2,290,732 for the year 2002 compared to $2,889,321 for the prior year. The decrease was due to a $1,204,174 decline in gross rental revenue and a $481,410 decrease in rental equipment operating expenses from the year 2001. Gross rental revenue was impacted by the Registrant's smaller fleet size and lower per-diem rental rates. The decrease in direct operating expense was attributable to the Registrant's higher combined utilization rate in 2002, and its impact on activity based expenses such as storage, handling and repair and maintenance expenses. Other components of net lease revenue, including management fees, and reimbursed administrative expenses, were lower by a combined $124,175 when compared to the year 2001, and partially offset the decline in gross lease revenue.

Depreciation expense of $2,987,498 in 2002 was $459,663 lower than 2001 due to a declining fleet size. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12 year life to a 15 year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $43,500 in the year 2002.

Other general and administrative expenses were $126,436 in 2002, a decrease of $52,286 or 29% when compared to 2001. Contributing to this decrease were professional fees, costs related to investor communications, and net exchange rate losses.

Net loss on disposal of equipment was a result of the Registrant disposing of 2,800 containers during 2002, as compared to 767 containers during 2001. These disposals resulted in a net loss of $2,068,346 for 2002 as compared to a net loss of $468,865 for 2001. The Registrant believes that the net loss on container disposals in 2002 was a result of various factors including the age, condition, suitability for continued leasing, as well as the geographic location of the containers when disposed.

Impairment charges were incurred by the Registrant relating to refrigerated container equipment with R12 refrigerant gas (the "R12 Containers"). In the second quarter of 2001, the Leasing Company undertook a review of the Registrant's refrigerated container equipment. Due to the environmental impact of the R12 refrigerant gas and other R12 Container marketing considerations, the Leasing Company concluded that effective July 1, 2001, off-hire inventories of the Registrant's R12 Containers would be targeted for immediate sale. The Leasing Company also conducted a review of the Registrant's R12 Containers that were on lease at June 30, 2001.

Assets to be disposed of: In June 2001, the Leasing Company committed to a plan to dispose of 60 R12 Containers with a carrying value of $633,513. It was concluded that the carrying value of these R12 Containers exceeded fair value and accordingly, an impairment charge of $472,513 was recorded to operations under impairment losses. Fair value was determined by discounting future expected cash flows. At December 31, 2003, 30 of the original 60 R12 refrigerated containers have been disposed. Although the 30 R12 refrigerated containers were originally classified as held for sale after their impairment in June 2001, the Registrant reclassified these containers as held and used as of December 31, 2002. Of these 30 containers, 18 R12 refrigerated containers were on-hire under term leases, eight R12 refrigerated containers were off-hire and available for lease, and four R12 refrigerated containers were off-hire and available for disposal. Included in the net loss on the disposal of equipment for the years 2002 and 2001 are gains of $18,102 and $8,606 on the sale of 25 and five refrigerated containers, respectively, that were targeted for sale as of June 30, 2001.

Assets to be held and used: The Leasing Company conducted a review of 186 R12 Containers with a carrying value of $2,010,716 that were on lease at June 30, 2001. It was concluded that the carrying value of these R12 Containers exceeded the future cash flows expected to result from the use of these containers and their eventual disposition, and therefore was not recoverable. Accordingly, a charge of $1,144,850 was recorded to operations under impairment losses. Fair value was determined by discounting future expected cash flows.

(This Page Intentionally Left Blank)

(This Page Intentionally Left Blank)

(This Page Intentionally Left Blank)

IEA INCOME FUND XII, L.P.
A California Limited Partnership

General Partner
Cronos Capital Corp.

Principal Office
One Front Street, 9th Floor
San Francisco, CA 94111

Officers of the General Partner

Dennis J. Tietz
President and Chief Executive Officer

John Kallas
Vice President/Finance

Elinor A. Wexler
Vice President/Administration and Secretary

Board of Directors of the General Partner

Dennis J. Tietz
President, Cronos Capital Corp.

Elinor A. Wexler
Vice President/Administration and Secretary
Cronos Capital Corp.

John Kallas
Vice President/Finance, Cronos Capital Corp.

John M. Foy
Director

Independent Accountants
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230

10-K Report
A complete copy of the Fund's Form 10-K may be obtained without charge by writing to the General Partner.

Counsel
Greene Radovsky Maloney & Share LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111-4100



The Cronos Group

Antwerp Genoa Gothenburg Hamburg Hong Kong
London Madras New York Rio San Francisco Seoul
Shanghai Singapore Sydney Taipei Tokyo


CRONOS

One Front Street
9th Floor
San Francisco
California 94111

PRESORTED STANDARD
U.S. POSTAGE
PAID
So. San Francisco, CA
Permit No. 655